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                          December 31, 2020

       Ram Mukunda
       President and Chief Executive Officer
       India Globalization Capital, Inc.
       10224 Falls Road
       Potomac, Maryland 20854

                                                        Re: India Globalization
Capital, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2020
                                                            File No. 333-251654

       Dear Mr. Mukunda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services